Exhibit 99.1

NEWS RELEASE

PENN WEST EXPLORATION ANNOUNCES RENEWAL OF ITS BANK FACILITY

Calgary, June 15, 2012 - (TSX-PWT; NYSE – PWE) Penn West Petroleum Ltd. (“Penn West Exploration”) closed the renewal of its unsecured, revolving bank facility on June 15, 2012. The facility has a four year term maturing on June 30, 2016 and includes a syndicate of Canadian and International banks. The facility has an aggregate borrowing limit of $3.0 billion. This renewal was jointly led by BMO Capital Markets and Canadian Imperial Bank of Commerce.

Penn West Exploration common shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Murray Nunns, President & Chief Executive Officer

Phone: 403-218-8939

E-mail: murray.nunns@pennwest.com

Jason Fleury, Senior Manager, Investor Relations

Phone: 403-539-6343

E-mail: jason.fleury@pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com